Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

DISCLOSEABLE TRANSACTION

ACQUISITION OF ENTIRE EQUITY INTERESTS IN TARGET COMPANIES

INTRODUCTION

The Board is pleased to announce that on November 8, 2022, the Company, the Purchaser and the Vendors (before trading hours) entered into the Share Purchaser Agreement for the sale and purchase of the entire equity interests of each of the Target Companies for the maximum total consideration of USD50,000,000, subject to the terms and conditions as set out in the Share Purchaser Agreement.

LISTING RULES IMPLICATION

As one or more of the applicable percentage ratios in respect of the SH Transfer and TW Transfer contemplated under the Share Purchase Agreement on aggregate basis are more than 5% but all of which are less than 25%, SH Transfer and TW Transfer on aggregate basis constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules, and is subject to the reporting and announcement requirements under the Listing Rules.

INTRODUCTION

The Board is pleased to announce that on November 8, 2022, the Company, the Purchaser and the Vendors (before trading hours) entered into the Share Purchaser Agreement for the sale and purchase of the entire equity interests of each of the Target Companies for the maximum total consideration of USD50,000,000, subject to the terms and conditions as set out in the Share Purchaser Agreement.

THE SHARE PURCHASE AGREEMENT

Principal terms of the Share Purchase Agreement are summarised as follows:

Date

November 8, 2022

Parties Involved

(i)	The Company (as a guarantor)

(ii)	The Purchaser

(iii)	The Vendors

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, as at the date of this announcement, each of the Vendors and their ultimate beneficial owners, are the Independent Third Parties.

Subject Matter

Pursuant to the Share Purchase Agreement, the Purchaser has conditionally agreed to purchase and the Vendor has conditionally agreed to sell the entire equity interests in each of the Target Companies.

Consideration

The preliminary consideration for the SH Transfer will be USD33,500,000 while preliminary consideration for the TW Transfer will be USD6,500,000, which shall be adjusted to an actual consideration (the “Actual Consideration”) after taking into account the status of working capital, cash amount and debt amount of the each of the Target Company as at their respective Completion Date, but the Actual Consideration for SH Transfer shall in any event not exceed USD42,500,000 (the “SH Adjustment Cap”) while the Actual Consideration for TW Transfer shall in any event not exceed USD7,500,000 (the “TW Adjustment Cap”), provided that if the Actual Consideration for the SH Transfer is less than the SH Adjustment Cap, the TW Adjustment Cap shall be increased by the difference between the Actual Consideration between the SH Transfer and the SH Adjustment Cap.

The consideration for each of SH Transfer and TW Transfer is determined after arm’s length negotiations between the Purchasers and the Vendor with reference to, among others, (i) unaudited Adjusted Net Asset (as defined below) of the Gap SH was approximately RMB301,356,000 (equivalent to approximately USD44,684,000) as at July 30, 2022 and unaudited Adjusted Net Asset of the Gap TW was approximately NTD277,874,000 (equivalent to approximately USD9,259,000) as at July 30, 2022; (ii) the percentage of shares to be acquired by the Purchaser for SH Transfer and TW Transfer, representing entire equity interests of each Target Company; (iii) the financial position (including the working capital, cash amount and debt amount) of the Target Companies to be ascertained as at the Completion Date; and (iv) the business prospect of the Target Companies and the business cooperation arrangement as more particularized in the paragraph headed “Reasons for and Benefits of the Share Purchase Agreement” below.

The consideration will be financed by the internal resources of the Group. The Purchaser may also seek options for applying new debt to fund the Acquisition.

Payment Manner

At least five business days prior to the Completion Date in respect of a Target Company, the relevant Vendor shall cause to prepare and deliver to the Purchaser an estimated statement which contain the relevant estimated financial position items of such Target Company as at the Completion Date for the purpose of calculating the estimated Actual Consideration (the “Estimated Consideration”). The Purchaser shall remit the Estimated Consideration to the bank account designated by the relevant Vendor on the Completion Date of such Target Company.

Within 30 days after the Completion Date in respect of a Target Company, the Purchaser shall prepare a written statement (the “Post-Completion Statement”) which contain the relevant financial position items of the relevant Target Company as at the Completion Date. Such Post-Completion Statement shall be delivered and agreed by the relevant Vendor for the purpose of calculating the Actual Consideration for such Target Company.

The relevant party shall pay any difference between the Actual Consideration and Estimated Consideration to the other party within five business days upon the Actual Consideration was finally determined.

Conditions Precedent

General conditions precedent

The obligations of the Purchaser and the Vendors to effect each Completion shall be subject to the following conditions:

(i)	in respect of the Completion of SH Transfer, the merger control filing in respect of the SH Transfer shall have been duly filed and approved;

(ii)	in respect of the Completion of TW Transfer: (a) relevant government approval in respect of the TW Transfer shall have been obtained; and (b) Completion in relation to SH Transfer shall have taken place;

(iii)	no judgment or law prevents or prohibits the consummation of such Completion.

Conditions precedent for the Purchaser

The Purchaser’s obligation to effect each Completion in respect of a Target Company shall be conditional on all of the following conditions being satisfied by the relevant Vendor:

(i)	each of the warranties specified in the Share Purchase Agreement shall be true, correct and complete in all material respects in respect of such Target Company;

(ii)	the relevant Vendor shall have performed and complied with, the relevant agreements, obligations and conditions contained in the Transaction Documents (including but not limited to certain personnel arrangements) on or before the date of such Completion;

(iii)	except for otherwise agreed in the Share Purchase Agreement, the Debt Restructuring (as defined below) for Gap SH and Gap TW has been completed;

(iv)	in respect of the Completion of SH Transfer, The Gap Inc. and Gap SH shall have filed and completed the relevant business registration change for the SH Transfer.

Conditions precedent for the Vendors

Each Vendor’s obligation to effect each Completion in respect of a Target Company shall be conditional on all of the following conditions being satisfied by the Purchaser:

(i)	each of the representations and warranties made by the Purchaser as specified in the Share Purchase Agreement shall be true, correct and complete in all material respects;

(ii)	the Purchaser shall have performed and complied with the relevant agreements, obligations and conditions contained in the Transaction Documents on or before the date of such Completion;

(iii)	in respect of the Completion of SH Transfer, the Purchaser shall have procured the substitution of The Gap Inc. with an affiliate of the Purchaser in respect of certain corporate guarantee granted by The Gap Inc. under relevant bank facility of the Gap SH.

The Purchaser may, by written notice to the Vendors, waive the conditions precedent in the paragraph headed “Conditions precedent for the Purchaser” (except for the conditions precedent for the completion of Debt Structuring of Gap SH and Gap TW) at any time on or before June 30, 2023. The Vendors may, by written notice to the Purchaser, waive the conditions precedent in paragraph headed “Conditions precedent for the Vendors” at any time on or before June 30, 2023. The conditions precedent for the completion of Debt Restructuring of Gap SH and Gap TW and those conditions precedent in the paragraph headed “General conditions precedent” shall not be waivable except by written agreement between the parties to the Share Purchase Agreement.

Completion

Completion of SH Transfer shall take place remotely by the exchange of documents and signatures as soon as practicable, but in no event later than 10 business days following the satisfaction or waiver of all the conditions precedent to SH Transfer set out above (except those which by their nature can only be fulfilled at Completion), as confirmed in writing by the Purchaser and The Gap, Inc., or at such other time and place as the Purchaser and The Gap, Inc. may agree upon in writing.

Completion of TW Transfer shall take place remotely by the exchange of documents and signatures as soon as practicable, but in no event later than 10 business says following the satisfaction or waiver of all the conditions precedent to TW Transfer set out above (except those which by their nature can only be fulfilled at Completion), as confirmed in writing by the Purchaser and Gap (UK Holdings) Limited, or at such other time and place as the Purchaser and Gap (UK Holdings) Limited may agree upon in writing.

After the Completion, the Target Companies will become wholly owned subsidiaries of the Company and the financial information of the Target Companies will be consolidated into the financial statements of the Group.

Corporate Guarantee of the Company

Subject to conditions and terms of the Share Purchase Agreement, the Company irrevocably and unconditionally (i) guarantees to the Vendors, due and punctual performance by the Purchaser of its obligations under the Share Purchase Agreement; and (ii) undertakes to the Vendors that if the Purchaser fails to pay any amount of the consideration when due under the Share Purchase Agreement, the Company shall immediately on demand pay that amount as if the Company were the principal obligor.

INFORMATION ABOUT THE PARTIES AND THE TARGET COMPANIES

The Group and the Purchaser

The Group is principally engaged to provide its customers with end-to-end E-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

The Purchaser is a company to be established and wholly owned by the Company under the laws of Hong Kong for the purpose of the acquisitions contemplated under the Share Purchase Agreement.

The Vendors

The Gap, Inc. is a company duly established and validly existing under the laws of the State of Delaware, United States of America, and is listed on the New York Stock Exchange (trading symbol: GPS). It is the largest American specialty apparel company offering clothing, accessories, and personal care products for men, women, and children under the Old Navy, Gap, Banana Republic, and Athleta brands.

Gap (UK Holdings) Limited is a company duly established and validly existing under the laws of England and Wales. It is a wholly-owned subsidiary of Gap (RHC) B.V., which is a company duly established and validly existing under the laws of the Netherlands and which is a wholly-owned subsidiary of The Gap, Inc. Gap (UK Holdings) Limited. Gap (UK Holdings) Limited is primarily a holding company that also engages in purchasing services on behalf of its directly-owned subsidiaries.

The Target Companies

Gap SH is a company established in the PRC with limited liability which is principally engaged in wholesale of apparels and fashion accessories and retail of apparels and fashion accessories in the PRC. As at the date of this announcement, Gap SH is a wholly owned subsidiary of The Gap, Inc..

Set out below is the unaudited statutory financial information of Gap SH for the two years ended December 31, 2020 and December 31, 2021 respectively:

	For the year ended	For the year ended
	December 31, 2020	December 31, 2021
	RMB’000	RMB’000
	approximately	approximately
Loss before tax	(456,293)	(256,064)
Net loss after tax	(456,293)	(256,064)

The unaudited total asset of the Gap SH was approximately RMB1,482,207,000 as of July 30, 2022. The unaudited Adjusted Net Asset of the Gap SH was approximately RMB301,356,000 as of July 30, 2022.

Gap TW is a company established in Taiwan with limited liability which is principally engaged in wholesale of apparels and fashion accessories and retail of apparels and fashion accessories in Taiwan. As at the date of this announcement, Gap TW is a wholly owned subsidiary of Gap (UK Holdings) Limited.

Set out below is the unaudited statutory financial information of Gap TW for the year ended January 30, 2021 and January 29, 2022 respectively:

	For the year ended	For the year ended
	January 30, 2021	January 29, 2022
	NTD’000	NTD’000
	approximately	approximately
Loss before tax	(133,325)	(193,673)
Net loss after tax	(143,800)	(199,767)

The unaudited total asset of the Gap TW was approximately NTD 772,988,000 as of July 30, 2022. The unaudited Adjusted Net Asset of the Gap TW was approximately NTD 277,874,000 as of July 30, 2022.

Debts Restructuring of Target Companies

Before the Completion Date, the debt of Gap SH and Gap TW will be restructured (the “Debt Restructuring”) whereby all the inter-company loans owed by Gap SH and Gap TW to The Gap, Inc. or its affiliates shall be repaid, written off or transformed into capital of Gap SH and Gap TW. On the assumption that the Debt Restructuring for each of Gap SH and Gap TW has been completed on July 30, 2022, the unaudited net asset (the “Adjusted Net Asset”) of the Gap SH and Gap TW was approximately RMB301,356,000 (equivalent to approximately USD44,684,000) approximately NTD277,874,000 (equivalent to approximately USD9,259,000) as at July 30, 2022.

REASONS FOR AND BENEFITS OF THE SHARE PURCHASE AGREEMENT

The Company is a pioneer in the brand e-commerce service industry in China. As part of the its strategic plan to drive sustainable growth, the Company has established Baozun Brand Management (the “BBM”) as a new business line that intends to leverage its dominant portfolio of technologies at the service of brands, to engage in longer and deeper relationships with brands, and make the Group’s the go-to solution for global brands’ holistic management in China.

The Acquisition accelerates the Company’s evolution into a technology-driven, omni-channel commerce player. Technology is at the center of the Company’s strategy, and it is the Company’s competitive advantage. The substantial size and scope of Gap Greater China make the Acquisition a significant step in developing BBM. With extensive first-hand knowledge gained in years of service as Gap’s e-commerce partner, the Group confidently believes that the combination of its China-for-China strategy and technology and data-driven approach in product and consumer operations will empower Gap Greater China for sustainable future growth.

In the meantime of the Acquisition, the Group and The Gap, Inc. entered into a series of Transaction Documents (except for the Share Purchase Agreement) which contain business arrangements through which The Gap, Inc. grants the Group the right to manufacture, market, distribute and sell Gap products in Greater China with local creation capabilities on an exclusive basis. The duration of these business arrangements totals 20 years, with an initial term of 10 years and can be renewed twice with each renewal of five-year term.

With Gap’s brand equity and significant size in Greater China, the Company will start at a higher point to bridge the digital commerce/brick-and-mortar divide at scale. The Acquisition and the relevant business arrangements would lead to a win-win collaboration of the Company and The Gap, Inc. and is believed to solidify the relationship of both parties and revitalize the Gap brand in China more effectively.

The Directors are of the view that the terms of the Share Purchase Agreement were arrived at after arm’s length negotiations among the parties, and are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATION

As one or more of the applicable percentage ratios in respect of the SH Transfer and TW Transfer contemplated under the Share Purchase Agreement on aggregate basis are more than 5% but all of which are less than 25%, SH Transfer and TW Transfer on aggregate basis constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules, and is subject to the reporting and announcement requirements under the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”	the acquisition contemplated under the Share Purchase Agreement

“ADS(s)”	American Depositary Shares (each representing three Class A ordinary shares)

“Board”	the board of Directors

“Company”	Baozun Inc., an exempted company incorporated in the Cayman Islands with limited liability

“Completion”	the respective completion of the SH Transfer and TW Transfer contemplated under the Share Purchase Agreement

“Completion Date”	the date of the respective Completion takes place

“Directors”	the directors of the Company

“Gap SH”	Gap (Shanghai) Commercial Co., Ltd. (蓋璞(上海)商業有限公司)

“Gap TW”	Gap Taiwan Limited (台灣蓋璞有限公司)

“Group”	the Company and its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Third Party(ies)”	a person, or in the case of a company, the company or its ultimate beneficial owner(s), who is independent of and not connected with the Group and its connected persons and their respective ultimate beneficial owner(s) or their respective associates

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“NTD”	New Taiwan Dollar

“PRC” or “China”	the People’s Republic of China, and for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan

“Purchaser”	White Horse Hongkong Holding Limited, a company to be established by the Company under the laws of Hong Kong for the purpose of the SH Transfer and TW Transfer contemplated under the Share Purchase Agreement

“RMB”	Renminbi, the lawful currency in China

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholders”	holder(s) of Shares and, where the context requires, ADSs

“Share Purchase Agreement”	the share purchase agreement entered into between the Company, Purchaser and Vendors on November 8, 2022 in relation to the acquisition of Target Companies

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“SH Transfer”	the acquisition of the entire share equity of Gap SH according to the terms and conditions under the Share Purchase Agreement

“Target Company(ies)”	the Gap SH and the Gap TW, each a “Target Company”

“Transaction Documents”	the Share Purchase Agreement and certain other business cooperation agreements to be entered into in the ordinary and usual course of business of the Company by the Group and the Vendors

“TW Transfer”	the acquisition of the entire share equity of Gap TW according to the terms and conditions under the Share Purchase Agreement

“USD”	United States Dollars

“Vendor(s)”	The Gap, Inc. and Gap (UK Holdings) Limited, each a “Vendor”

“%”	per cent

By order of the Board

Baozun Inc.

Vincent Wenbin Qiu

Chairman

Hong Kong, November 8, 2022

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

* for identification purposes only